Exhibit 99.1

Genius Group Announces Strategic Partnership with Swiss School of Business and Management to launch International DBA

SINGAPORE, March 15, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, and its subsidiary GeniusU, announces the launch of its International Doctor of Business Administration (DBA) program in strategic partnership with Swiss School of Business and Management (SSBM).

SSBM is accredited by the Accreditation Council for Business Schools and Programs (ACBSP), and through this partnership, Genius Group will now be offering what it believes to be one of the highest postgraduate degrees in academic management education, with a focus on entrepreneurship. This association is aligned with Genius Group’s lifelong learning vision on empowering professional and personal success for all students seeking to build their entrepreneurial careers.

The program has specialization in over 12 domains including Data Science, Machine Learning and Business Analytics as well as adoption of Artificial Intelligence and exponential growth strategies. It is targeted at senior working professionals who want to fast track to the C-Suite with entrepreneurial skills. The DBA program has a blend of online learning combined with thesis support from dedicated thesis supervisors from SSBM, Geneva. The faculty comprises industry experts and academic centres such as the University of Rome, University of Florence, University of St. Gallen and Penn State.

This ACBSP accredited, 24 months International DBA program will feature global thought leaders and New York Times bestselling authors in entrepreneurship, leadership and technology including Peter Diamandis, Salim Ismail and Roger Hamilton. The launch of this program and partnership follows on from Genius Group’s previously announced strategic partnerships on February 27, 2023 in relation to the launch of the Genius University Global Entrepreneur Program, including an MBA from the California Business School, awarded by UAV, and an Entrepreneur Certificate awarded by Genius University.

Roger Hamilton, CEO of Genius Group said, “We are excited to partner with Swiss School of Business and Management Geneva to bring this International DBA program to our learners and expand our network of top universities. The business landscape is evolving rapidly, and we have seen a big demand for a new generation of entrepreneurial leadership that is more in tune with the rapid advances in technology we are experiencing. With SSBM’s innovative and unique curriculum, we are excited to offer this program for the next generation of entrepreneurial leaders.”

Ivana Silic, CEO of SSBM Geneva said: “We are thrilled to expand our educational programs with Genius Group to offer educational excellence and our expertise in business education through our innovative cutting-edge technology and our high-quality learning experience.”.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100. For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com